UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS to Expand in Smart Home Solutions with Investment in Gulfstream

April 14, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the acquisition of a stake in Gulfstream Security Systems JSC (operates under the Gulfstream brand), one of Russia’s leading providers of digital safeguard systems for residential households, automobiles, and commercial real estate, in a move aimed at expanding MTS’s Smart Home business vertical.

Under the terms of the deal, MTS has acquired 58.38% of the shares in the company, which provides safety and smart home solutions for consumers and businesses, for approximately RUB 2.0 bn. Gulfstream provides comprehensive solutions to safeguard against burglary, theft, fire, and water damage, as well as an IT platform for digital smart home services. The company’s advanced solutions cover a full range of customer needs, from private homes and apartments to retail stores and corporate offices

MTS President & CEO Viacheslav Nikolaev commented: “Smart Home solutions continue to gain in popularity in Russia, and we expect rapid growth in this segment in the coming years. In addition, many of the technologies MTS is developing — such as in computer vision, big data analytics, and IoT connectivity — are highly complementary in building next-generation safeguard solutions and digital smart management systems for homes and offices. For that reason, we are setting up a Smart Home business vertical, which we plan to further develop by leveraging the expertise of one of Russia’s market leaders in the segment.”

“We plan to work with building developers to help integrate digital solutions into greenfield construction projects, making them more modern, efficient, and environmentally friendly. In addition, we also plan to offer simple, easy-to-use digital products for customers who want to make their existing home safer and smarter.”

Gulfstream CEO Alexey Davydov commented: “MTS has unique sales channels, financial resources, and an extensive technological footprint. Our goal is to combine the expertise and technologies of both companies to become Russia’s smart home leader in the near future.”

About Gulfstream

Gulfstream Security Systems JSC was founded in 1994 and today is one of Russia’s leading safeguard companies, providing comprehensive solutions to protect residential homes and commercial real estate. The company provides monitoring services in more than 200 cities across the country under the Gulfstream brand, with more than 360 rapid response partners and 85,000 customers.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: April 15, 2022